RECEIVED

2004 MAY 18 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04030219

SUPPL

Our reference BB/jcd
Date 6 may 2004

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed annual reports and financial statements for the jears ended December 31,2003,press releases from the period April 2004 and the Pricing Supplements of April/March2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Rabobank

Latest News

RABOBANK ACQUIRES 5% STAKE IN EUREKO
01-04-2004

Eureko BV and Rabobank Nederland announced today that both parties have signed the final Agreement, resulting from the Letter of Intent of 10 February 2004, in which Rabobank would acquire a 5% stake in Eureko, for a consideration of EUR 225 million. The share transfer has now been effected (31 March 2004). Additionally, this participation will also effect an exchange of members at each company's Supervisory Board level, as from 25 June 2004.

On the same date (31 March 2004), Eureko, Achmea, Rabobank and Interpolis also signed a Heads of Agreement regarding the collaboration in health insurance. This has yet to be completed.

Return to the overview

contact information

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31 30 216 3904
telefax: +31 30 216 1916
pressoffice@rn.rabobank.nl

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hv

Form of Pricing Supplement

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 781A
TRANCHE NO: 4

USD 100,000,000 2.25 per cent. Notes 2004 due 2006 (Tranche No. 4) to be consolidated and form a single series with the USD 150,000,000 2.25 per cent. Notes 2004 due 2006 (Tranche No. 3) which were issued on 26 February 2004, the USD 500,000,000 2.25 per cent. Notes 2003 due 2006 (Tranche No. 1) which were issued on 22 July 2003 and the USD 150,000,000 2.25 per cent. Notes 2003 due 2006 (Tranche No. 2) which were issued on 12 November 2003

Issue Price: 99.875 per cent

Rabobank International

The date of this Pricing Supplement is 29 April 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("**Reglement Procedure Beursnotering**") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003.

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	781A
	(ii)	Tranche Number:	4
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the USD 150,000,000 2.25 per cent. Notes 2004 due 2006 (Tranche No. 3), details of which are included in a Pricing Supplement dated 24 February 2004 under Series Number 781A, the USD 500,000,000 2.25 per cent. Notes 2003 due 2006 (Tranche No. 1), details of which are included in a Pricing Supplement dated 18 July 2003 under Series Number 781A and the USD 150,000,000 2.25 per cent. Notes 2003 due 2006 (Tranche No. 2), details of which are included in a Pricing Supplement dated 10 November 2003 (the "**Original Notes**").
3	Specified Currency or Currencies:		United States Dollar ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	900,000,000
	(ii)	Tranche:	100,000,000
5	(i)	Issue Price:	99.875 per cent. of the Aggregate Nominal Amount plus 137 days accrued interest
	(ii)	Net proceeds:	USD 98,500,000
6	Specified Denominations:		USD 1,000, USD 10,000 and USD 100,000
7	Issue Date:		5 May 2004
8	Maturity Date:		18 December 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		2.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	Status of the Notes:		Senior
15	Listing:		Amsterdam
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 December in each year, commencing on 18 December 2004 and ending on 18 December 2006
	(iii)	Fixed Coupon Amount:	USD 22.50 on each denomination of USD 1,000; USD 225.00 on each denomination of USD 10,000; and USD 2,250.00 on each denomination of USD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount of Each Note**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**

	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be 14 June 2004 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in bearer form as more fully described in the offering circular dated 27th September, 2002. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable

32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Rabobank International If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
	(ii)	Stabilising Agent (if any):	Not Applicable
	(iii)	Manager's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		Not Applicable
37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	(i)	ISIN Code:	XS0172621228
	(ii)	Temporary ISIN Code:	XS0191957082
40	Common Code:		017262122
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
42	Delivery:		Delivery against payment
43	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London as Fiscal Agent and Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):		Not Applicable
45	The aggregate principal amount of Notes issued has been translated into		Euro 84,033,000

	Euro at the rate of 0.84033, producing a sum of (for Notes not denominated in Euro):		
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:		
	(i)	Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii)	Numbering and letters:	Not Applicable
	(iii)	Whether CF-Form Notes will be issued:	No
	(iv)	Numbering and letters of CF-Form Notes:	Not Applicable
	(v)	Net proceeds:	The net proceeds of the issue of the Notes amount to approximately USD 98,500,000 (including 137 days accrued interest)
	(vi)	Amsterdam Listing Agent:	Rabobank Nederland
	(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('Daily Official List') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:		2.297 per cent. per annum
48	Date of Pricing Supplement:		29 April 2004
49	Date of Base Offering Circular:		7 October 2003. For avoidance of doubt the Terms and Conditions of the Offering Circular dated 27 September 2002 will apply.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Nich

Pricing Supplement dated 23rd April, 2004

PRICING SUPPLEMENT

RABOBANK NEDERLAND

Issue of USD 150,000,000 Robeco Multi Market Bonds Apr 04/12 (USD) (the "Notes") under the Euro 3,000,000,000 Principal Protected Medium Term Note Programme

This Pricing Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal and interest on the Notes is linked to the Class V Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Offering Memorandum dated 12th December, 2003 and the Supplemental Offering Memorandum dated 23rd April, 2004 (together, the "**Class V Offering Memorandum**"), a copy of which is attached in Annex 2. The Class V Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn linked to the Class C Ordinary Shares issued by Robeco Multi Market SPC in respect of which information is contained in the Offering Memorandum dated 15th July, 2003 (as amended by the Supplemental Offering Memorandum dated 23rd April, 2004) and the Supplemental Offering Memorandum dated 12th December 2003 (together, the "**Class C Offering Memorandum**"), a copy of which is attached in Annex 3. Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class V Offering Memorandum or the Class C Offering Memorandum, as applicable. The Class V Offering Memorandum and the Class C Offering Memorandum are attached hereto for information only and the attachment of the Class V Offering Memorandum and the Class C Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC to subscribe for or purchase any of the shares of Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer reserves the right to reduce or extend the subscription period as specified herein, to withdraw the offering, to reduce, or to increase the Aggregate Nominal Amount of Notes offered hereby. Any such event shall be announced by the Issuer in the Euronext Amsterdam Daily Official List and in a daily newspaper which is expected to be Het Financieele Dagblad.

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 2nd April, 2004 (the "**Offering Circular**"). This Pricing Supplement contains the final forms of the Notes and must be read in conjunction with such Offering Circular.

This Pricing Supplement, together with (i) the Appendix, (ii) Annex 1, (iii) Annex 2 (consisting of the Class V Offering Memorandum, (iv) Annex 3 (consisting of the Class C Offering Memorandum) and (v) the Offering Circular, form the prospectus of the Notes within the meaning of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the date of issue of the Notes.

An English and a Dutch language summary of the principal terms of the Notes are contained in Annex 1.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

THE NOTES WILL BE OFFERED AND SOLD TO THE PUBLIC IN THE NETHERLANDS.

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	20A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	US dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	— Tranche:	USD 150,000,000
	— Series:	USD 150,000,000
5.	Issue Price of Tranche:	100 per cent.
6.	Specified Denominations:	USD 1,000
7.	(i) Issue Date:	27th April, 2004
	(ii) Interest Commencement Date:	Not Applicable
8.	Maturity Date:	27th April, 2012 subject to paragraph 4 of the Appendix
9.	Interest Basis:	Equity Linked Interest. See Appendix
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable

12.	Call Option: (Condition 4(c))	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Application has been made for the Notes to be listed on Euronext Amsterdam N.V.
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions: (Condition 3(a))	Not Applicable
17.	Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18.	Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)		Applicable, subject to the Appendix
	(i)	Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	See Appendix
	(ii)	Equity Linked Securities Amount:	Not Applicable
	(iii)	Provisions where calculation by reference to the Underlying	See Appendix

		Securities and/or formula is impossible or impracticable:	
	(iv)	Equity Valuation Date(s):	Not Applicable
	(v)	Valuation Time:	Not Applicable
	(vi)	Stock Exchange/Related Exchange:	Not Applicable
	(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations	Not Applicable
	(viii)	Method of calculating Early Redemption Amount (if for reasons other than following an Event of Default):	See Appendix
	(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable
23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
25.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix
26.	Price Information and Purchase Offer: (if not applicable delete the remaining sub-paragraphs of this paragraph)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note:	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: (Conditions 3(d) and 4(g))	Not Applicable
32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	No
34.	Calculation Agent:	Robeco Institutional Asset Management B.V.
35.	Other terms or special conditions:	See Appendix

DISTRIBUTION

36.	(i) If syndicated, names of	Not Applicable

	Managers:	
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:	Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	This Pricing Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is restricted.

Belgium

The Dealer has represented and agreed that it will not:

(i) offer Notes for sale, sell or market in Belgium such Notes by means of a public offer under Belgian law; nor

(ii) sell Notes to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14 July 1991 on consumer protection and trade practices unless such sale is made in compliance with the Belgian law of 14 July 1991 on consumer protection and trade practices and with its implementing legislation.

Any offers will only be made in Belgium to persons who subscribe to a minimum amount of EUR 250,000 each or to Qualifying Institutional Investors, (as defined in article 3, 2° of the Royal Decree of 7 July 1999), acting for their own account and listed in article 3, 2° of the Royal Decree of 7 July 1999.

France

The Issuer and the Dealer have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, the Notes to the public in France and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this Pricing Supplement, the Offering Circular, the

Class V Offering Memorandum, the Class C Offering Memorandum or any other offering material relating to the Notes and that such offers, sales and distributions have been and will only be made in France to qualified investors (*investisseurs qualifiés*) acting for their account, all as defined in, and in accordance with, articles L.411-1 and L.411-2 of the French *Code monétaire et financier* and *décret* No. 98-880 dated 1st October, 1998.

Investors in France may only participate in the issue of the Notes for their own account in accordance with the conditions set out in *décret* no. 98-880 dated 1st October, 1998. Notes may only be issued, directly or indirectly, in France in accordance with articles L.411-1 and L.411-2 of the French *code monétaire et financier*. Persons into whose possession offering material comes must inform themselves about and observe any such restrictions. Neither this Pricing Supplement, the Offering Circular, the Class V Offering Memorandum nor the Class C Offering Memorandum constitutes, and such documents may not be used for or in connection with, an offer to any person to whom it is unlawful to make such an offer or a solicitation by anyone not authorised so to act.

Germany

In connection with the initial placement of the Notes in Germany, the Dealer has agreed that it will offer and sell the Notes (a) only to professional investors within the meaning of §2 no. 1 of the German Sales Prospectus Act in accordance with applicable German law or (b) as may otherwise be permitted in accordance with applicable German law.

Hong Kong

Each Dealer has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and

(b) it has not issued or has in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**") and the Dealer has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident in Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and any other applicable laws and regulations and ministerial guidelines of Japan.

Luxembourg

The Dealer has agreed that the Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither the Offering Circular nor this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

Singapore

Neither this Pricing Supplement, the Offering Circular, the Class V Offering Memorandum nor the Class C Offering Memorandum have been registered as a prospectus with the Monetary Authority of Singapore (the "**MAS**") under the Securities and Futures Act, Chapter 289 of Singapore (the "**Securities and Futures Act**"). Accordingly, the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Pricing Supplement, the Offering Circular, the Class V Offering Memorandum nor the Class C Offering Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor (as defined in Section 275 of the securities and Futures Act) and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Switzerland

Neither the Swiss Federal Banking Commission nor any other governmental authority in Switzerland has passed upon or approved the terms or merits of this Pricing Supplement or the interests described herein, in particular, the Notes have not been authorised by the Swiss Federal Banking Commission as a foreign investment fund under article 45 of the Swiss Federal Investment Fund Act of March 18, 1994 and may not meet the requirements for such authorisation. Accordingly, the Notes offered hereby may not be offered or distributed in or from Switzerland and neither this Pricing Supplement nor any other relating offering material may be issued in connection with any such offer or distribution in or from Switzerland on a commercial basis, i.e. on a public promotion basis (as such terms are defined and with the exceptions allowed from time to time under the applicable guidelines of the Swiss Federal Banking Commission).

40.	Effective yield of the Notes (Euronext Amsterdam listed Notes only):	Not Applicable
41.	Use of proceeds (Euronext Amsterdam listed Notes only):	General corporate purposes
42.	Net proceeds (Euronext Amsterdam listed Notes only):	Approximately USD 149,500,000
43.	Costs of Issue	
	(i) Costs borne by purchasers of Notes:	Approximately USD 500,000
	(ii) Commission paid to: intermediaries	Not Applicable
	(iii) Other costs:	The initial distribution costs of the Notes will be paid by the Dealer. In addition, until a redemption of all the Notes or the occurrence of a Termination Event, the Dealer may pay on-going distribution fees to various intermediaries distributing the Notes.

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Euronext Amsterdam N.V. Fondscode 14721
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0188829229
Common Code:	018882922

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 3,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________________

Duly authorised

Nieh

EXECUTION COPY

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1005A
TRANCHE NO: 2
EUR 25,000,000 Periodic Capped Floating Rate Notes due 2009

(to be consolidated and form a single series with the EUR 50,000,000
Periodic Capped Floating Rate Notes due 2009
(Series Number: 1005A/1) issued on 5 April 2004)
Issue Price: 100.00 per cent. plus accrued interest from, and including, 5 April 2004
to, but excluding, 28 April 2004

MORGAN STANLEY

The date of this Pricing Supplement is 26 April 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1005A (to be consolidated and form a single series with the EUR 50,000,000 Periodic Capped Floating Rate Notes due 2009 (Series Number: 1005A/1) issued on 5 April 2004)
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 25,000,000
	(ii)	Tranche:	EUR 25,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus accrued interest from, and including, 5 April 2004 to, but excluding, 28 April 2004
	(ii)	Net proceeds:	EUR 25,038,907.50
6	Specified Denominations:		EUR 1,000
7	Issue Date:		28 April 2004
8	Maturity Date:		5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s):	Beginning on (and including) 5 April 2004 and ending on (but excluding) 5 October 2004 and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date
(ii)	Specified Interest Payment Dates:	5 April and 5 October in each year commencing on 5 October 2004 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As defined in Condition 1(a)
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	
-	Relevant Time:	11:00 a.m. (Brussels time)
-	Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Period
-	Primary Source for Floating Rate:	Moneyline Telerate Page 248
-	Benchmark:	EURIBOR
-	Relevant Financial Centre:	Euro-zone
-	Effective Date:	First day of each Interest Period
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.50 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Period shall not be greater than 0.20 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Period
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
(xiv)	Rate Multiplier:	Not Applicable

	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date (as defined in the temporary Global Note) for the Notes may be extended, without the consent of the Noteholders, to coincide with the applicable Exchange Date (as defined in the temporary Global Note) for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders

			Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:		Morgan Stanley & Co. International Limited
36	Additional selling restrictions:		**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)
37	Costs of Issue:		Not Applicable
38	Subscription Period:		Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0189726465
40	Common Code:	018972646
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and BNP Paribas as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	26 April 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ....

Duly authorised

Nieh

RECEIVED

2004 MAY 18 A 10: 02

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 9
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 645,000

	(ii)	Tranche:	EUR 645,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 638,550
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	28 April 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		30 April 2007
9.	Interest Basis:		2.4 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Luxembourg
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.4 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 April in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 24.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 30 April 2005, EUR 24 per EUR 1,000 in nominal amount of Notes
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	30 April in each year, commencing on 30 April 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

		(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0190985670
26.	Common Code:	019098567
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BA5Q
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Paying Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of

the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	2.4 per cent., per annum
35.	Subscription period:	19 April 2004 to 23 April 2004
36.	Date of Pricing Supplement:	26 April 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	23 April 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2003 OF THE RABOBANK GROUP

nv

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium Term Note Programme
Due from seven days to perpetuity
guaranteed in respect of Notes issued by
Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1023A
TRANCHE NO: 1

EUR10,000,000 Multi-Callable Range Accrual Notes due 27 April 2007

Issue Price: 100.00 per cent. of the Aggregate Nominal Amount

Dealer: J.P. Morgan Securities Ltd.

The date of this Pricing Supplement is 23 April 2004

This Pricing Supplement, under which the Notes described herein (the "Notes") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "Offering Circular") dated 7 October, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this document has been filed with the Netherlands Authority for the Financial Markets.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1023A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	EURO ("EUR")
4.	Aggregate Nominal Amount:	
	- Series:	EUR 10,000,000
	- Tranche:	EUR 10,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	EUR 1,000
7.	Issue Date:	27 April, 2004
8.	Maturity Date:	27 April, 2007
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Floating Rate Notes (further particulars specified below, and in accordance with Annex A)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	Call (further particulars specified below)
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Fixed Rate Note Provisions:	Not Applicable
18.	Floating Rate Note Provisions:	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 27 April to but excluding 27 October and from and including 27

	October to but excluding 27 April
(ii) Specified Period(s)/Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be semi-annually on 27 April and 27 October in each year commencing on 27 October, 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention and there shall be a resulting adjustment to the accrual
(iii) Business Day Convention:	Modified Following Business Day Convention
(iv) Additional Business Centre(s) (Condition 1 (a)):	In accordance with Condition 1(a): TARGET Additional Business Centre: London
(v) Manner in which Rate(s) of Interest is/are to be determined:	ISDA Determination See Annex A
(vi) Interest Period Date(s):	Not Applicable
(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Determination Agent is JPMorgan Chase Bank. The Calculation Agent shall be responsible for obtaining all determinations made by the Determination Agent. Neither the Determination Agent nor the Calculation Agent shall act as agent or trustee for the Noteholder. All calculations and determinations made by the Calculation Agent and the Determination Agent in relation to the Note shall (save in the case of manifest error) be final and binding on the Issuer, the Calculation Agent, the Determination Agent, and the Noteholder. None of the Issuer, the Calculation Agent or the Determination Agent shall have any responsibility to any person for any errors or omissions in (i) the calculation by the Calculation Agent or the Determination Agent of any amount due in respect of the Note or (ii) any determination made by the Calculation Agent or the Determination Agent
(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix) ISDA Determination (Condition 1(a)):	Applicable
- Floating Rate Option:	As set out in Annex A
- Designated Maturity:	As set out in Annex A
- Reset Date:	As set out in Annex A
- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x) Margin(s):	Not Applicable

	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual / 360
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fallback provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in Annex A
19.	Zero Coupon Note Provisions:		Not Applicable
20.	Index Linked Interest Note Provisions:		Not Applicable
21.	Dual Currency Note Provisions:		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Call option:		Applicable
	(i)	Optional Redemption Date(s):	The Specified Interest Payment Dates falling on 27 April, and 27 October in each year commencing on 27 October, 2004 up to and including 27 October, 2006
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date:	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice Period (if other than as set out in the Conditions):	The Notice Period shall be not less than 5 TARGET and London Business Days prior to the relevant Optional Redemption Date
23.	Put Option:		Not Applicable
24.	Final Redemption Amount:		Nominal Amount
25.	Early Redemption Amount		

(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	If there is an early redemption due to Taxation Reasons (Condition 7(c)) or upon Event of Default (Condition 11) then the accrued interest shall be determined by the Determination Agent and the relevant Observation Period (as defined in Annex A) shall mean the period from and including the first day of the Interest Period to and including the Early Redemption Date. "Early Redemption Date" means the day on which the Notes become due and payable following early redemption for Taxation Reasons or an Event of Default.
(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note at the expense of the Issuer
	(ii)	Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Day:		London And in accordance with Condition 8(h): TARGET
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the		

	Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	If syndicated, names of Managers:	Not Applicable
35.	If non-syndicated, name of relevant Dealer:	J.P. Morgan Securities Ltd.
36.	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."
37.	Costs of Issue:	Not Applicable
38.	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0190995398
40.	Common Code:	19099539
41.	Any clearing system(s) other than Euroclear and Clearstream, Banking and the relevant identification number(s):	Not Applicable
42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] producing a sum of (for Notes not denominated in Euro):	Not Applicable
46.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective yield at Issue Price:	Not Applicable
48.	Date of Pricing Supplement:	23 April, 2004
49.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX A

The Determination Agent shall determine the Rate of Interest ("I") to be applied to each Interest Period which shall be calculated in accordance with the following formula:

$$I = 4.00 \text{ per cent } \times \frac{N1}{N2}$$

Where:

"N1" means the number of Fixing Dates from and including the first day of the Observation Period to and including the last day of the Observation Period on which the EUR 3 month EURIBOR is greater than or equal to 0.00 per cent. (the "Lower Barrier") and is less than or equal to the Upper Barrier (including that day or those days which are not Business Days that immediately and/or consecutively follow a Fixing Date on which the EUR 3 month EURIBOR is greater than or equal to the Lower Barrier and is less than or equal to the Upper Barrier). The EUR 3 month EURIBOR on any day which is not a TARGET Business Day will be the relevant EUR 3 month EURIBOR for the immediately preceding TARGET Business Day. The EUR 3 month EURIBOR applicable on the fifth TARGET Business Day prior to each relevant Interest Payment Date (the "Rate Cut-Off Date") shall apply to each day up to but excluding the following relevant Interest Payment Date.

"Upper Barrier" means:

From and including 27 April, 2004 up to but excluding 27 April, 2005: 2.75 per cent. per annum
From and including 27 April, 2005 up to but excluding 27 April, 2006: 3.50 per cent. per annum
From and including 27 April, 2006 up to but excluding 27 April, 2006: 4.20 per cent. per annum

"N2" means the number of days from and including the first day of each Observation Period to and including the last day of each Observation Period as determined by the Determination Agent.

"EUR 3 month EURIBOR" for the purposes of N1 only means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions (except that references to Reset Date shall mean references to Fixing Date), determined by the Determination Agent by reference to the rate appearing on Telerate Page 248 at approximately 11.00 a.m. (Brussels time) on the Calculation Date.

The "Calculation Date" for EUR 3 month EURIBOR for the purposes of N1 only, shall be the day which is two TARGET Business Days prior to each Fixing Date, in respect of each relevant Interest Period, subject to the Rate Cut-Off Date as above.

If the EUR 3 month EURIBOR is not available, the Determination Agent shall determine EUR 3 month EURIBOR as applicable in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Reference Banks" as specified therein save that for this purpose references to "Calculation Agent" in the ISDA definitions shall be construed as references to the Determination Agent.

"Fixing Date" means each day during the Observation Period

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

4V

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 1019A
TRANCHE NO: 1

EUR 1,000,000,000 4.250 per cent. Notes 2004 due 2014 (the "Notes")

Citigroup

Rabobank International

UBS Investment Bank

Nomura International plc **Société Générale**

The date of this Pricing Supplement is 20 April 2004

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated 7 October 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Reglement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 31st December, 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31st December, 2003 (the date of the last published annual accounts).

In connection with this issue, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (the 'Stabilising Agent') or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1019A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,000,000,000
	(ii)	Tranche:	EUR 1,000,000,000
5	(i)	Issue Price:	99.044 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	EUR 988,940,000
6	Specified Denominations:		EUR 1,000, EUR 10,000, EUR 100,000
7	(i)	Issue Date:	22 April 2004
	(ii)	Interest Commencement Date (if different from the Issue Date:	Not Applicable
8	Maturity Date:		22 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.250 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Amsterdam
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.250 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 April in each year commencing on 22 April 2005 and ending on 22 April 2014
	(iii)	Fixed Coupon Amount(s):	EUR 42.50 per EUR 1,000 in nominal amount, EUR 425.00 per EUR 10,000 in nominal amount, EUR 4250.00 per EUR 100,000
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Act/Act - ISMA
	(vi)	Determination Date(s):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		EUR 1,000 per Note of EUR 1,000 EUR 10,000 per Note of EUR 10,000 EUR 100,000 per Note of EUR 100,000
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note will be exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Citigroup Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) UBS Limited Nomura International plc Société Générale
	(ii)	Stabilising Agent (if any):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission and Selling Concession: 0.15 per cent. of the Aggregate Principal Amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		Not Applicable

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) ISIN Code:	XS0190990837
40	(i) Common Code:	019099083
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Fondscode: 14735 WKN Code: A0BA4K
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A., Rabo Securities N.V. and Banque Génèrale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbers and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 988,940,000
	(vi) Amsterdam Listing:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.

(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List ("Official Price List") of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	4.370 per cent. per annum
48	Date of Pricing Supplement:	20 April 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised signatory

m

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1018A

TRANCHE NO: 1

USD10,000,000 Callable Zero Coupon Notes

due 21st April, 2024

Issue Price: 100 per cent.

Bear, Stearns International Limited

The date of this Pricing Supplement is 19th April, 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular dated 7th October, 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc., guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31st December, 2003, 2003 and no material adverse change in the financial position or prospects of the Issuer since 31st December, 2003.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. On 31 March 2004 Rabobank Nederland acquired a 5% stake in Eureko B.V. for a consideration of EUR 225,000,000. Pursuant to this participation Eureko and Rabobank Nederland have agreed to have representatives on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1018A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		U.S. Dollars ("**USD**")
4.	Aggregate Nominal Amount:		USD10,000,000
	(i)	Series	USD10,000,000
	(ii)	Tranche:	USD10,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount of the Notes.
6.	Specified Denominations:		USD10,000
7.	Issue Date:		21st April, 2004
8.	Maturity Date:		21st April , 2024
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Zero Coupon
11.	Redemption/Payment Basis:		Redemption shall be in accordance with paragraph 19 below.
12.	Change of Interest or Redemption/Payment Basis:		Not Applicable
13.	Put/Call Options		Call (further particulars specified below)
14.	Status of the Notes:		Senior
15.	Listing:		Application shall be made to list the Notes on the Luxembourg Stock Exchange. No assurance is given that the application will be successful, and settlement is not contingent upon successful listing.
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Fixed Rate Note Provisions	Not Applicable
18.	Floating Rate Provisions	Not Applicable
19.	Zero Coupon Note Provisions	Applicable
	(i) Amortisation Yield (Condition 7(b)):	6.40 per cent per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
20.	Index Linked Interest Note Provisions	Not Applicable
21.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Call Option	Applicable, see below and the Schedule attached hereto.
	(i) Optional Redemption Date(s):	The Optional Redemption Dates shall be the 21st day of each April from (and including) 21st April, 2005 to (and including) 21st April, 2023, subject to the Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	See Schedule attached hereto.
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole and not in part, the notice period to be not less than 5 New York and London Business Days. For the purposes of this paragraph: "**New York and London Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including

		dealings in foreign exchange and foreign currency deposits) in New York and London.
23.	Put Option	Not Applicable
24.	Final Redemption Amount per Specified Denomination	USD 34,580.603
25.	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable

31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of Dealer:		Bear, Stearns International Limited
36.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable
39	ISIN Code:	XS0190427582
40	Common code:	19042758
41	Any clearing system(s) other than Euroclear and Clearstream and the relevant identification number(s):	Not Applicable

42	Delivery:	
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent Bear, Stearns International Limited as calculation agent (the "**Calculation Agent**")

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.829670, producing a sum of (for Notes not denominated in Euro):	Euro 8,296,700
46	In the case of Notes listed on the Official Segment of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement	19th April, 2004
49	Date of Base Offering Circular	7th October, 2003

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

SCHEDULE

1. Call Option Provisions – Optional Redemption Amounts

Each Note may be redeemed by the Issuer, in whole but not in part, on any Optional Redemption Date in accordance with paragraph 22(vi) at the relevant Optional Redemption Amount set out in the following table:

Optional Redemption Date	Optional Redemption Amount per Specified Denomination (USD)	Aggregate redemption amount for Notes (USD)
21st April, 2005	10,640.000	10,640,000
21st April, 2006	11,320.960	11,320,960
21st April, 2007	12,045.501	12,045,501
21st April, 2008	12,816.414	12,816,414
21st April, 2009	13,636.664	13,636,664
21st April, 2010	14,509.410	14,509,410
21st April, 2011	15,438.013	15,438,013
21st April, 2012	16,426.046	16,426,046
21st April, 2013	17,477.313	17,477,313
21st April, 2014	18,595.861	18,595,861
21st April, 2015	19,785.996	19,785,996
21st April, 2016	21,052.299	21,052,299
21st April, 2017	22,399.646	22,399,646
21st April, 2018	23,833.224	23,833,224
21st April, 2019	25,358.550	25,358,550
21st April, 2020	26,981.497	26,981,497
21st April, 2021	28,708.313	28,708,313
21st April, 2022	30,545.645	30,545,645
21st April, 2023	32,500.567	32,500,567

nv

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 1015A

TRANCHE NO: 1

EUR 12,500,000 Callable CMS Spread Range Accrual Coupon Notes

due 16th April, 2019

Issue Price: 100 per cent.

Banca Profilo

The date of this Pricing Supplement is 14th April, 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular dated 7th October, 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc., guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June, 2003 and no material adverse change in the financial position or prospects of the Issuer since 31st December, 2002.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. On 31 March 2004 Rabobank Nederland acquired a 5% stake in Eureko B.V. for a consideration of EUR 225,000,000. Pursuant to this participation Eureko and Rabobank Nederland have agreed to have representatives on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	1015A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euros ("**EUR**")
4.	Aggregate Nominal Amount:	EUR 12,500,000
	(i) Series	EUR 12,500,000
	(ii) Tranche:	EUR 12,500,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Notes.
6.	Specified Denominations:	EUR 100,000
7.	Issue Date:	16th April, 2004
8.	Maturity Date:	16th April , 2019
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Fixed Rate Notes, as further described in the Schedule attached hereto.
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options	Call (further particulars specified below)
14.	Status of the Notes:	Senior
15.	Listing:	Luxembourg
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest	See Schedule attached hereto

	(ii)	Interest Payment Date(s):	16th April and 16th October in each year commencing on (and including) 16th October, 2004, until (and including) the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	See Schedule attached hereto
18.		**Floating Rate Provisions**	Not Applicable
19.		**Zero Coupon Note Provisions**	Not Applicable
20.		**Index Linked Interest Note Provisions**	Not Applicable
21.		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.		**Call Option**	Applicable. The Notes may be redeemed on any Optional Redemption Date at the Optional Redemption Amount.
	(i)	**Optional Redemption Date(s):**	The Optional Redemption Dates shall be each Interest Payment Date from (and including) 16th October, 2004 to (and including) 16th October, 2018.
	(ii)	**Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):**	100.00 per cent. of the capitalised aggregate nominal amount of the Notes.
	(iii)	**If redeemable in part:**	Not Applicable
	(iv)	**Option Exercise Date(s):**	Not Applicable
	(v)	**Description of any other Issuer's option:**	Not Applicable

	(vi)	**Notice period (if other than as set out in the Conditions):**	The Issuer shall give notice of its intention to redeem the Notes, in whole and not in part, the notice period to be not less than 5 TARGET Business Days.
23.		**Put Option**	Not Applicable
24.		**Final Redemption Amount**	Nominal amount.
25.		**Early Redemption Amount**	
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.		Form of Notes:	Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption	D Rules
27.		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28.		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the	Not Applicable

Notes and interest due on late payment:

30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of Dealer:	Banca Profilo
36.	Additional selling restrictions:	The Note may not be transferred except to the Dealer and/or the Issuer. The purchaser of the Note understands that no prospectus or similar disclosure document has been, or will be prepared, with respect to this Note, under the securities laws of any jurisdiction.

OPERATIONAL INFORMATION

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

39	ISIN Code:	XS0190427236
40	Common code:	19042723
41	Any clearing system(s) other than Euroclear and Clearstream and the relevant identification number(s):	Not Applicable
42	Delivery:	
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent Bear, Stearns International Limited as calculation agent (the "**Calculation Agent**")

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement	14th April, 2004
49	Date of Base Offering Circular	7th October, 2003

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

SCHEDULE

1. Rate of Interest and Interest Amount

(a) In respect of each Interest Period falling in the period from and including 16th April, 2004 to but excluding 16th April, 2005, and in respect of each Note, interest will accrue on a daily basis at a fixed rate of 6.50 per cent. per annum (subject to the Day Count Fraction) on each day of the relevant Interest Period.

(b) In respect of each Interest Period from and including 16th April, 2005 to but excluding the Maturity Date, and in respect of each Note, the Interest Amount payable on each Note shall be an amount determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula:

Interest Amount = Denomination x 6.00 per cent. x n/N x Day Count Fraction

where:

Denomination means an amount equal to EUR 100,000;

n means the number of Qualifying Days during the relevant Interest Period;

N means the actual number of calendar days during the relevant Interest Period;

2. Definitions

For the purposes of the Pricing Supplement, the following definitions shall apply:

CMS Spread means the sum of, determined in the sole and absolute discretion of the Calculation Agent, 30yrCMS minus 2yrCMS.

2yrCMS means a rate equal to the Floating Rate (as defined in the ISDA Definitions (as defined in Condition 1(a)) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent was acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option is "EUR-ISDA-Swap Rate";

(ii) the Designated Maturity is two years; and

(iii) the Reset Date is the first day of the relevant Interest Period,

provided that the reference in the ISDA Definitions to "the day that is two TARGET Business Days preceding that Reset Date" shall instead be deemed to be a reference to the CMS Valuation Date.

30yrCMS means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent was acting

nJ

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1012A

TRANCHE NO: 1

USD11,000,000 Fixed to Floating Rate Notes due April 2008

Issue Price: 100.00 per cent

Barclays Capital

The date of this Pricing Supplement is 13 April 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7th October, 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find some additional selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June, 2003 and no material adverse change in the financial position or prospects of the Issuer since 31st December, 2003.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

On 15 February 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 it was announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. On 31 March 2004 Rabobank Nederland acquired a 5% stake in Eureko B.V. for a consideration of EUR

225,000,000. Pursuant to this participation Eureko and Rabobank Nederland have agreed to have representatives on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1012A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD11,000,000
	(ii)	Tranche:	USD11,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD10,000
7	Issue Date:		15 April 2004
8	Maturity Date:		15 April 2008, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate in respect of the Interest Periods up to and including 15 April 2005; Floating Rate thereafter. (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		After the Interest Payment Date on 15 April 2005, the Interest Basis shall change from a Fixed Rate to be calculated on a Floating Rate basis.
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		The Luxembourg Stock Exchange
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable in respect of the Interest Periods commencing and including the Issue Date and ending on, but excluding 15 April 2005.
	(i) Rate of Interest:	4.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	15 October 2004 and 15 April 2005.
	(iii) Fixed Coupon Amount:	USD200 per USD10,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Applicable in respect of the Interest Periods commencing on, and including, 15 April 2005 and ending on, but excluding, the Maturity Date.
	(i) Interest Period(s)	Each Interest Period shall run from Interest Payment Date to Interest Payment Date
	(ii) Specified Interest Payment Dates:	Interest is payable semi-annually on 15 April and 15 October in each year, commencing on 15 October 2005, to and including the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Additional Business Centre(s) (Condition 1(a)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Other: (i) The Coupon in respect of the Interest Periods from and including the Interest Period commencing on 15 April 2005, up to and including 15 April 2006, shall be calculated in accordance with the following formula:

Previous Coupon + 2.00% - Index

(ii) The Coupon in respect of the Interest Periods from and including the Interest Period commencing on 15 April 2006, up to and including 15 April 2007, shall be calculated in accordance with the following formula:

Previous Coupon + 2.25% - Index

(iii) The Coupon in respect of the Interest Periods from and including the Interest Period commencing on 15 April 2007, up to and including the Maturity Date, shall be calculated in accordance with the following formula:

Previous Coupon + 2.50% - Index

Where:

Index shall mean the Benchmark Rate as defined below; and

Previous Coupon shall mean (i) in respect of the Interest Period ended on 15 April 2005, 4.00% and (ii) in respect of any other Interest Period, shall mean the Coupon in respect of the preceding Interest Period

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Barclays Bank PLC
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	- Relevant Time:	11.00 a.m. London time
	- Interest Determination Date:	Two London Business Days prior to the commencement of each Interest Accrual Period
	- Primary Source for Floating Rate:	Moneyline Telerate page 3750
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable

	- Relevant Financial Centre:	London
	- Benchmark:	USD-LIBOR-BBA
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	6-months
	(i) ISDA Determination (Condition 1(a)):	
	- Floating Rate Option:	Not Applicable
	- Designated Maturity:	Not Applicable
	- Reset Date:	Not Applicable
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(ix) Margin(s):	Not Applicable
	(x) Minimum Rate of Interest:	Zero per cent
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiii) Rate Multiplier:	Not Applicable
	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each Interest Payment Date, from and including 15 October 2004, up to and including 15 October 2007
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal Amount

	(iii)	If redeemable in part:	
		a. Minimum nominal amount to be redeemed:	Not Applicable
		b. Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Five London and New York Business Days' prior notice
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and New York

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Barclays Bank PLC

36	Additional selling restrictions:	The Netherlands: 'The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.'
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0190265230
40	Common Code:	19026523
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): (i) The Depositary Trust Company	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.806452, producing a sum of (for Notes not denominated in Euro):	Euro 8,064,520
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	13 April 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Niek

EXECUTION COPY

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1007A
TRANCHE NO: 1
AUD 100,000,000 5.50 per cent. Notes 2004 due 2007

UBS Investment Bank

Rabobank International

Commonwealth Bank of Australia

Banca IMI

TD Securities

Bank Vontobel AG, Zurich

Zurich Cantonal Bank

The date of this Pricing Supplement is 7 April 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch ("**Rabobank Australia Branch**"), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

US Selling Restrictions

The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are in bearer form and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly in the United States or to U.S. persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A of the Securities Act. Reg. S Category 2 selling restrictions and TEFRA D Rules (as more fully specifically described in the Offering Circular and Subscription Agreement) will apply.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities

Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each manager has represented and agreed that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank

Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.

Except as disclosed in this document, there has been no significant adverse change in the financial or trading position of the Issuer, the Guarantor or of the Group since 30 June 2003, the date of the last published interim accounts, and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2002, the date of the last published annual accounts.

On 15 February 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 it was announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. On 31 March 2004 Rabobank Nederland acquired a 5% stake in Eureko B.V. for a consideration of EUR 225,000,000. Pursuant to this participation Eureko and Rabobank Nederland have agreed to have representatives on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

In connection with this issue, UBS Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1007A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 100,000,000
	(ii)	Tranche:	AUD 100,000,000
5	(i)	Issue Price:	101.005 per cent. of the Nominal Amount of the Notes
	(ii)	Net proceeds:	AUD 99,630,000 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, AUD 10,000, AUD 100,000
7	(i)	Issue Date:	13 April 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		13 April 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	13 April in each year commencing on 13 April 2005 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	AUD 110.00 on each denomination of AUD 2,000, AUD 550.00 on each denomination of AUD 10,000 and AUD 5,500.00 on each denomination of AUD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a Permanent Global note, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) UBS Limited Commonwealth Bank of Australia Banca IMI The Toronto-Dominion Bank Bank Vontobel AG, Zurich Zurich Cantonal Bank
	(ii)	Stabilising Agent (if any):	UBS Limited
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.1875 per cent. of the principal amount of the Notes. Selling commission: 1.1875 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	<u>US Selling Restrictions</u> The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are in bearer form and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered directly or indirectly in the United States or to U.S. persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A of the Securities Act. Reg. S Category 2 selling restrictions and TEFRA D Rules (as more fully specifically described in the Offering Circular and Subscription Agreement) will apply.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are a party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

Australia:

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each Manager has represented and agreed that, in connection with the primary distribution of the Notes, it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offer or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager has agreed that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer or Rabobank Australia Branch, respectively, to be an associate of the Issuer or Rabobank Australia Branch, respectively, the acquisition of a Note by whom would cause the Issuer or Rabobank Australia Branch, respectively, to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "**Australian Tax Act**") as a result of section 128F(5) of the Australian Tax Act.

37	Cost of Issue:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0189965022
40	Common Code:	018996502
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., as Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.617284, producing a sum of (for Notes not denominated in Euro):	Euro 61,728,400
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effectieve yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	7 April 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised

Rieh

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003, the last date of the last interim accounts, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002, the date of the last published annual accounts.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.A copy

of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 8
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 505,000
	(i)	Series:	EUR 505,000
	(ii)	Tranche:	EUR 505,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 499,445
6.		Specified Denominations:	EUR 1,000
7.	(i)	Issue Date:	7 April 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.		Maturity Date:	7 April 2008
9.		Interest Basis:	2.50 per cent. Fixed Rate
10.		Redemption/Payment Basis:	Redemption at par
11.		Status of the Notes:	Senior
12.		Listing:	Luxembourg
13.		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	7 April in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR25.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
(vi)	Determination Date(s) (Condition 1(a)):	7 April in each year, commencing on 7 April 2005
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

15. **Floating Rate Provisions** — Not Applicable

16. **Zero Coupon Note Provisions** — Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. **Final Redemption Amount** — Nominal Amount

18. **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. **Form of Notes:** — Bearer Notes

(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
(ii)	Applicable TEFRA exemption:	D Rules

20. Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates: — TARGET

21. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): — No

22. Other terms or special conditions: — So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition

		15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0189766925
26.	Common Code:	018976692
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0AXTC
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Paying Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to

article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	2.50 per cent., per annum
35.	Subscription period:	29 March 2004 to 2 April 2004
36.	Date of Pricing Supplement:	5 April 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 2 April 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

(i) The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

(ii) The latest published interim consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 2 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2002 OF THE RABOBANK GROUP

SCHEDULE 2

INTERIM REPORT 2003 OF THE RABOBANK GROUP

Nica

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1008A

TRANCHE NO: 1
EUR 10,000,000 FIXED RATE TO INDEX LINKED INTEREST BONDS DUE 8 APRIL 2014

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 6 April 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.
For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT SOME OF THE COUPONS THEREON ARE LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by third parties entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) that the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) that (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) that the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) that the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) that the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) that no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) that in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to "Affiliates" includes any entity controlled, directly or indirectly, by the Issuer or the Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, "control" means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and "controlled by" and "controls" shall be construed accordingly.

DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1008A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		8 April 2004
8	Maturity Date:		8 April 2014
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):		No
10	Interest Basis:		5.75 per cent. Fixed Rate changing into Index Linked Interest thereafter
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Fixed Rate from and including the Issue Date to but excluding 8 April 2007 and Index Linked Interest from and including 8 April 2007 to but excluding the Maturity Date.
13	Put/Call Options:		Not Applicable
14	Status of the Bonds:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**		Applicable from and including the Issue Date to but excluding 8 April 2007
	(i)	Rate(s) of Interest:	5.75 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	8 April 2005, 8 April 2006 and 8 April 2007
	(iii)	Fixed Coupon Amount(s):	EUR 575 per EUR 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amount payable.
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Bond Provisions**		Not Applicable
20	**Index Linked Interest Bond Provisions**		Applicable from and including 8 April 2007 to but excluding the Maturity Date
(i)	Index/Formula		Indexed to a basket of shares as further described in the Annex attached hereto.
(ii)	Calculation Agent responsible for calculating the interest due:		BNP Paribas
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:		As described in the Annex attached hereto.
(iv)	Interest Periods/Interest Payment Dates:		8 April in each year from and including 8 April 2008 to and including the Maturity Date.
(v)	Business Day Convention:		Following Business Day Convention, but without adjustment to the amount of interest payable
(vi)	Additional Business Centre(s) (Condition 1(a)):		Not Applicable
(vii)	Minimum Rate of Interest:		0.00 per cent. per annum
(viii)	Maximum Rate of Interest:		Not Applicable
(ix)	Day Count Fraction (Condition 1(a))		30/360
21	**Dual Currency Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount**	Nominal Amount
25		**Early Redemption Amount**	Applicable
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26		**Form of Bonds:**	Bearer Bonds
	(i)	Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30		Details relating to Instalment Bonds:	Not Applicable

31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	As described in the Annex attached hereto.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	BNP Paribas
36		Additional selling restrictions:	The Netherlands: "The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with "
37		Costs of Issue:	Not Applicable
38		Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0189662397
40	Common Code:	018966239
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP Paribas as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

45	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [ ] producing a sum of (for Bonds not denominated in Euro):	Not Applicable
46	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	6 April 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

nv

EXECUTION COPY

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1005A
TRANCHE NO: 1
EUR 50,000,000 Periodic Capped Floating Rate Notes due 2009

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 1 April 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

On 15 January 2004 the discussions between the Issuer's subsidiary De Lage Landen ("**De Lage Landen**") and the Swedish telecom company TeliaSonera about the acquisition of Telia Sonera's wholly-owned leasing company Telia Finans ("**Telia Finans**") were completed successfully, with the acquisition of Telia Finans by De Lage Landen. Telia Finans' business focuses on leasing IT and office equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 it was announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. ("**Achmea**") in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via local Rabobank branches and its own distribution channels. In addition, it was announced that the Issuer will acquire a 5% stake in Eureko B.V. ("**Eureko**"). Eureko and the Issuer will also enter into an agreement of cross-representation on each other's Supervisory Boards. A cross-representation at shareholder level, between the shareholders of Achmea and of the Issuer is also being considered.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1005A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 50,000,000
6	Specified Denominations:		EUR 1,000
7	Issue Date:		5 April 2004
8	Maturity Date:		5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Beginning on (and including) 5 April 2004 and ending on (but excluding) 5 October 2004 and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

	(ii)	Specified Interest Payment Dates:	5 April and 5 October in each year commencing on 5 October 2004 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	As defined in Condition 1(a)
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	
	-	Relevant Time:	11:00 a.m. (Brussels time)
	-	Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Period
	-	Primary Source for Floating Rate:	Moneyline Telerate Page 248
	-	Benchmark:	EURIBOR
	-	Relevant Financial Centre:	Euro-zone
	-	Effective Date:	First day of each Interest Period
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	+ 0.50 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Period shall not be greater than 0.20 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Period
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable

20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date (as defined in the temporary Global Note) for the Notes may be extended, without the consent of the Noteholders, to coincide with the applicable Exchange Date (as defined in the temporary Global Note) for such further issue.

	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

37	Costs of Issue:	Not Applicable
38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0189726465
40	Common Code:	018972646
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and BNP Paribas as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	1 April 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

n!

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 957A
TRANCHE NO: 2
ZAR 200,000,000 9.25 per cent. Notes 2004 due 19 February 2008 to be consolidated and form a single series with the existing ZAR 200,000,000 9.25 per cent. Notes 2004 due 19 February 2008 issued on 19 February 2004

TD Securities	**Rabobank International**
Deutsche Bank	**Royal Bank of Canada**
DZ BANK AG	**Banca IMI**

ING Financial Markets

The date of this Pricing Supplement is 26 March 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

US Selling Restrictions

The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment

activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

Each of the Managers has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

South Africa:

Each manager has represented and agreed that it has not and will not offer for sale or subscription or sell, directly or indirectly, any Notes in the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with the exchange control regulations of the Republic of South Africa and any other applicable laws and regulations of the Republic of South Africa in force from time to time, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

Except as disclosed in this document, there has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002, the date of the last published annual accounts.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

On 15 February 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing

company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	957A
	(ii)	Tranche Number:	2
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the existing ZAR 200,000,000 9.25 per cent. Notes 2004 due 2008 issued on 19 February 2004 under Series Number 957A, Tranche 1, details of which are included in a Pricing Supplement dated 16 February 2004.
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 400,000,000
	(ii)	Tranche:	ZAR 200,000,000
5	(i)	Issue Price:	99.315 per cent. of the Principal Amount of the Notes plus 41 days' accrued interest in respect of the period from and including 19 February 2004 to but excluding 31 March 2004
	(ii)	Net proceeds:	ZAR 197,452,404.37 plus 41 days' accrued interest (less agreed expenses)
6	Specified Denominations:		ZAR 5,000, ZAR 50,000, ZAR 500,000
7	(i)	Issue Date:	31 March 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 February 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	9.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	19 February in each year commencing on 19 February 2005 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	ZAR 462.50 per ZAR 5,000 denomination ZAR 4,625.00 per ZAR 50,000 denomination ZAR 46,250.00 per ZAR 500,000 Denomination
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Principal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Johannesburg, TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London Royal Bank of Canada Europe Limited DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Banca IMI S.P.A. ING Belgium SA/NV
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the principal amount of the Notes. Selling commission: 1.40 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	<u>US Selling Restrictions</u> The Notes and the Guarantee have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

UK Selling Restrictions

Each Manager has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands:

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States that are a party to the Agreement on the EEA;

(b) at least 60% of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

		(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive 2000/12/EC. Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world. South Africa: Each manager has represented and agreed that it has not and will not offer for sale or subscription or sell, directly or indirectly, any Notes in the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with the exchange control regulations of the Republic of South Africa and any other applicable laws and regulations of the Republic of South Africa in force from time to time, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
37	Cost of Issue	Not Applicable
38	Subscription period	Not Applicable

OPERATIONAL INFORMATION

39	(i) ISIN Code:	XS0184935863
	(ii) Temporary ISIN Code:	XS0189155459
40	(i) Common Code:	18493586
	(ii) Temporary Common Code	18915545
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.110856 producing a sum of (for Notes not denominated in Euro):	Euro 22,171,200
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price	Not Applicable
48	Date of Pricing Supplement:	26 March 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

Nieh

EXECUTION VERSION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 998A
TRANCHE NO: 1
USD 10,000,000 Zero Coupon Notes due 2019

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 25 March 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

On 15 January 2004 the discussions between the Issuer's subsidiary De Lage Landen ("**De Lage Landen**") and the Swedish telecom company TeliaSonera about the acquisition of Telia Sonera's wholly-owned leasing company Telia Finans ("**Telia Finans**") were completed successfully, with the acquisition of Telia Finans by De Lage Landen. Telia Finans' business focuses on leasing IT and office equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 it was announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. ("**Achmea**") in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via local Rabobank branches and its own distribution channels. In addition, it was announced that the Issuer will acquire a 5% stake in Eureko B.V. ("**Eureko**"). Eureko and the Issuer will also enter into an agreement of cross-representation on each other's Supervisory Boards. A cross-representation at shareholder level, between the shareholders of Achmea and of the Issuer is also being considered.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	998A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("**USD**")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 10,000,000
	(ii) Tranche:	USD 10,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 10,000,000
6	Specified Denominations:	USD 10,000
7	Issue Date:	29 March 2004
8	Maturity Date:	29 March 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Zero Coupon (see item 19 below)
11	Redemption/Payment Basis:	The total amount payable on the Maturity Date shall be an amount equal to 231.31598 per cent. of the Aggregate Nominal Amount
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call (see item 22 below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	5.75 per cent. compounded annually
	(ii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	29 March 2007, 29 March 2010, 29 March 2013 and 29 March 2016
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount will be as follows:

Optional Redemption Date	**Optional Redemption Amount (as % of Aggregate Nominal Amount)**
29-Mar-07	118.2608
29-Mar-10	139.8563
29-Mar-13	165.3953
29-Mar-16	195.5980

	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		An amount equal to 231.31598 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands**

		The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)
37	Costs of Issue:	Not Applicable
38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0188339484
40	Common Code:	018833948
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents; Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent; and BNP Paribas as Determination Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.824176 producing a sum of:	Euro 8,241,760
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	25 March 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Bonds issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1006A
TRANCHE NO: 1
EUR 12,000,000 FIXED RATE TO INDEX LINKED INTEREST BONDS DUE 2 APRIL 2014

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of this Pricing Supplement is 31 March 2004.

This Pricing Supplement, under which the Bonds described herein (the "**Bonds**") are issued, contains the final terms of the Bonds and must be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Bonds will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Bonds.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Bonds described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Bond Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Bonds issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Bonds.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

On 15 January 2004 the discussions between Rabobank Nederland's subsidiary De Lage Landen and the Swedish telecom company TeliaSonera about the acquisition of its wholly owned leasing company Telia Finans were completed successfully. Telia Finans focuses on leasing IT and Office Equipment on the Scandinavian market. Telia Finans has a leasing portfolio of approximately EUR 565 million.

On 11 February 2004 we announced that Rabobank Group and Eureko Group (which includes Achmea Holding N.V. in the Netherlands) signed a Letter of Intent to co-operate in the field of health insurance. Interpolis N.V. will sell health insurance policies of Achmea's subsidiary Zilveren Kruis Achmea via Local Rabobanks and its own distribution channels. In addition, we announced that Rabobank Nederland will acquire a 5% stake in Eureko B.V. Eureko and Rabobank Nederland will also enter into an agreement of cross-representation on each other's Supervisory Boards. A representation at shareholder level, i.e. between the Vereniging Achmea and the Centrale Kringvergadering of Rabobank Nederland is also considered.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets. For the purposes of this Pricing Supplement only, the terms "Bonds" and "Notes" will have the same meaning.

Important Notice

POTENTIAL PURCHASERS OF THE BONDS SHOULD BE AWARE THAT SOME OF THE COUPONS THEREON ARE LINKED TO THE VALUE OF A BASKET OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE BONDS.

THE BONDS ARE INTENDED FOR PURCHASE ONLY BY INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH AN INVESTMENT. An investment in debt Instruments linked to shares issued by third parties entails significant risks not associated with investments in a conventional debt security.

Any entity that intends to purchase the Bonds should only do so if it understands:

a) that the Bonds are intended for purchase by an entity if it is a sophisticated institutional investor and has such knowledge and experience in financial and business matters and expertise in assessing credit risk that it is capable of evaluating the merits, risks and suitability of investing in the Bonds; and that it is relying exclusively on its own sources of information and credit analysis with respect to the Shares and the Reference Companies;

b) that (i) neither the Issuer and the Calculation Agent nor any of their Affiliates (together, the "Relevant Entities") have provided any advice with respect to the Shares or the Reference Companies, (ii) none of the Relevant Entities has made or makes any representation as to the credit quality of the Reference Companies or the Shares, and (iii) the Relevant Entities may have acquired, or during the term of the Bonds may acquire, non-public information with respect to the Reference Companies or the Shares, which will not be provided to the Bondholders;

c) that the Relevant Entities may have existing or future business relationships with the Reference Companies (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for the holders of the Bonds;

d) that the Bonds do not represent a claim against the Reference Companies or an investment in the Shares, and that neither it nor any subsequent holders of the Bonds will have recourse under the Bonds to any of the Reference Companies;

e) that the Bonds are intended for purchase only by an entity if it has determined, based on its own independent review and such professional advice as it has deemed appropriate under the circumstances, that its acquisition of the Bonds (i) is fully consistent with its (or if it is acquiring the Bonds in a fiduciary capacity, the beneficiary's) financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it (whether acquiring the Bonds as principal or in a fiduciary capacity), and (iii) is a fit, proper and suitable investment for it (or if it is acquiring the Bonds in a fiduciary capacity, for the beneficiary);

f) that no Relevant Entity accepts any responsibility for determining or investigating whether the acquisition of the Bonds by any entity is lawful under the laws of jurisdiction of that entity's incorporation and the jurisdiction in which it operates (if different), and whether such acquisition will contravene any law, regulation or regulatory policy applicable to it; and

g) that in connection with the issue and sale of the Bonds, no Relevant Entity has acted otherwise than in the capacity of an arm's-length contractual counterparty and no Relevant Entity shall, unless agreed to the contrary in writing, act as the entity's financial adviser or fiduciary.

References to “Affiliates” includes any entity controlled, directly or indirectly, by the Issuer or the Calculation Agent as the case may be, any entity that controls, directly or indirectly, the Issuer or the Calculation Agent as the case may be, and any entity under common control with the Issuer or with the Calculation Agent as the case may be. As used herein, “control” means ownership of a majority of the voting power of the entity or, as the case may be, the Issuer and “controlled by” and “controls” shall be construed accordingly.

DISCLAIMER

The Bonds are not in any way sponsored, endorsed or promoted by the Reference Companies. The Reference Companies have no obligation to take the needs of the Bondholders or Couponholders into consideration for any purposes.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1006A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 12,000,000
	(ii)	Tranche:	EUR 12,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		2 April 2004
8	Maturity Date:		2 April 2014
9	Domestic Bond: (if Domestic Bond, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.00 per cent. Fixed Rate changing into Index Linked Interest thereafter
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Fixed Rate from and including the Issue Date to but excluding 2 April 2007 and Index Linked Interest from and including 2 April 2007 to but excluding the Maturity Date.
13	Put/Call Options:		Not Applicable
14	Status of the Bonds:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Bond Provisions**		Applicable from and including the Issue Date to but excluding 2 April 2007
	(i)	Rate(s) of Interest:	6.00 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	2 April 2005, 2 April 2006 and 2 April 2007
	(iii)	Fixed Coupon Amount(s):	EUR 600 per EUR 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	The Interest Payment Dates are subject to adjustment in accordance with the Following Business Day Convention, but without any subsequent adjustment to the Fixed Coupon Amount payable.
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Bond Provisions**		Not Applicable
20	**Index Linked Interest Bond Provisions**		Applicable from and including 2 April 2007 to but excluding the Maturity Date
(i)	Index/Formula		Indexed to a basket of shares as further described in the Annex attached hereto.
(ii)	Calculation Agent responsible for calculating the interest due:		BNP Paribas
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:		As described in the Annex attached hereto.
(iv)	Interest Periods/Interest Payment Dates:		2 April in each year from and including 2 April 2008 to and including the Maturity Date.
(v)	Business Day Convention:		Following Business Day Convention, but without adjustment to the amount of interest payable
(vi)	Additional Business Centre(s) (Condition 1(a)):		Not Applicable
(vii)	Minimum Rate of Interest:		0.00 per cent. per annum
(viii)	Maximum Rate of Interest:		Not Applicable
(ix)	Day Count Fraction (Condition 1(a))		30/360
21	**Dual Currency Bond Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23		**Put Option**	Not Applicable
24		**Final Redemption Amount**	Nominal Amount
25		**Early Redemption Amount**	Applicable
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Bonds only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE BONDS

26		**Form of Bonds:**	Bearer Bonds
	(i)	Temporary or permanent global Bond/Certificate:	Temporary Global Bond exchangeable for a permanent Global Bond which is exchangeable for Definitive Bonds in the limited circumstances specified in the permanent global Bond.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Bonds: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Bonds and interest due on late payment:	Not Applicable
30		Details relating to Instalment Bonds:	Not Applicable

31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	As described in the Annex attached hereto.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	BNP Paribas
36		Additional selling restrictions:	The Netherlands: "The Bonds may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Bonds are or will be offered will be complied with "
37		Costs of Issue:	Not Applicable
38		Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0189190795
40	Common Code:	018919079
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s) identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Bonds are:	Deutsche Bank AG London as Principal Paying Agent BNP Paribas as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

45	The aggregate principal amount of Bonds issued has been translated into Euro at the rate of Euro [ ] producing a sum of (for Bonds not denominated in Euro):	Not Applicable
46	In the case of Bonds listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	31 March 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

INDEX LINKED BOND PROVISIONS

The per annum Rate of Interest for each Interest Period shall be determined on the relevant Valuation Date by the Calculation Agent acting in its sole discretion as follows:

$$Max\left(0\%, \frac{1}{15} \times \sum_{i=1}^{15} PERF(i)t\right)$$

where

$$Perf_{(i)}t = \frac{SHARE_i^t - SHARE_i^{Initial}}{SHARE_i^{Initial}}$$

provided that if $Perf_{(i)}t$ is equal to or greater than 0, then $Perf_{(i)}t$, in respect of this Valuation Date and each subsequent Valuation Date, will be fixed at 10.00%.

Definitions

"**Closing Price**" means in respect of each Share, the price per Share on the relevant Exchange as of the close of trading on such Exchange as determined by the Calculation Agent provided that if the price of such Share is not so quoted on that day (other than by reason of a Market Disruption Event) then the Closing Price shall be equal to an estimate of the closing price of such Share on such date as determined by the Calculation Agent in its sole discretion by reference to such factors and source(s) as it shall determine to be appropriate;

"**Exchange**" means in respect of each Share, the exchange on which such Shares are principally traded as set out in the Table below or any successor to such exchange or, if such exchange ceases to list or otherwise include such Shares, any other exchange on which such Shares are listed or traded for the time being and "Related Exchange" shall be construed accordingly.

"**Exchange Business Day**" means in respect of each Share, a day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on both the Exchange and Related Exchange in respect of such Shares other than a day on which trading on any such Exchange or Related Exchange is scheduled to close prior to its regular weekday closing time.

"**Market Disruption Event**" means in respect of each Share, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the close of trading on the relevant Exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by such exchange or otherwise) in:

(i) such Shares on the Exchange; or

(ii) any options contracts or futures contracts relating to such Shares on any Related Exchange,

if, in the determination of the Calculation Agent, such suspension or limitation is material.

The Calculation Agent shall as soon as practicable give notice to the Bondholders under Condition 12 of the occurrence of a Market Disruption Event on a Valuation Date.

"**Reference Company**" means each of the companies set out in the Table below.

"**Related Exchange**" means any exchange on which options contracts or futures contracts relating to each Share are traded.

"**Share$_i$**" means an ordinary share in the share capital of the applicable Reference Company as set out in the Table below and references to "**Share**" and "**Shares**" means ordinary share(s) in the share capital of each Reference Company generally. Annual and interim reports (if any) of each Reference Company will be available from the offices of the Paying Agent in Luxembourg on request.

"**Share$_{i, Initial}$**" means the Closing Price of Share$_i$ on 19 March 2004 for the European and USA related Shares and 22 March 2004 for the Japanese related Shares, as set out in the Table below.

"**Share$_{i, t}$**" means the Closing Price of Share$_i$ on the relevant Valuation Date.

"**Valuation Date**" means, in respect of each Interest Period, 19 March falling in such Interest Period from and including 19 March 2008 to and including 19 March 2014 provided that any if such day is not an Exchange Business Day in respect of any Share then the Valuation Date for such Share shall be the first succeeding day that is an Exchange Business Day in respect of such Share and provided further that there is no Market Disruption Event on that day. If the Calculation Agent determines in its sole discretion that on the Valuation Date for any Share a Market Disruption Event has occurred in respect of such Share then the Valuation Date for such Share shall be postponed until the next Exchange Business Day on which there is no Market Disruption Event provided that, notwithstanding anything in the Conditions to the contrary, if a Valuation Date has not occurred on or prior to the third Exchange Business Day following the originally designated Valuation Date then the Calculation Agent shall determine the Closing Price for such Share in its absolute discretion on that day regardless of whether there is a Market Disruption Event on that day. For the avoidance of any doubt, the Valuation Date for each Share not affected by a Market Disruption Event shall be 19 March of the relevant year or the first succeeding day that is an Exchange Business Day, as the case may be.

OTHER PROVISIONS

Potential Adjustment Event Provisions:
Following the declaration by a Reference Company of the terms of any Potential Adjustment Event the Calculation Agent shall in its sole and absolute discretion determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of any Share and, if so, shall (i) calculate the corresponding adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions as the Calculation Agent in its sole and absolute discretion determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of such Potential Adjustment Event made by a Related Exchange to options on the Shares traded on that Related Exchange.

"**Potential Adjustment Event**" means in respect of each Reference Company any of the following:

(i) a subdivision, consolidation or reclassification of the Shares (unless a Merger Event) or a free distribution or dividend of any such Shares to existing holders by way of bonus, capitalisation or similar issue;

(ii) a distribution or dividend to existing holders of the Shares of (a) such Shares or (b) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Company equally or proportionately with such payments to holders of such Shares or (c) any other type of securities, rights or

warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

(iii) an extraordinary dividend;

(iv) a call by the Reference Company in respect of Shares that are not fully paid;

(v) a repurchase by the Reference Company of Shares whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(vi) any other event having, in the opinion of the Calculation Agent, a diluting or concentrative effect on the theoretical value of the Shares.

Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12, stating the adjustment to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions and giving brief details of the Potential Adjustment Event.

Potential Termination Provisions:
Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

"Potential Termination Event" means any of Delisting, Insolvency, Merger Event or Nationalisation where:

"**Delisting**" means that the Shares cease for any reason to be listed on the relevant Exchange and as of the date of such de-listing are not listed on any other recognised stock exchange or quotation system in the same jurisdiction as the Exchange;

"**Insolvency**" means that by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting a Reference Company (i) the Shares of such Reference Company are required to be transferred to a trustee, liquidator or other similar official or (ii) the holders of the Shares become legally prohibited from transferring them;

"**Merger Date**" means, in respect of a Merger Event, the date upon which all holders of any of the Shares (other than, in the case of a take-over offer, Shares owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their Shares;

"**Merger Event**" means any (i) reclassification or change of the Shares that results in a transfer of or an irrevocable commitment to transfer all outstanding Shares, (ii) consolidation, amalgamation or merger of a Reference Company with or into another entity (other than a consolidation, amalgamation or merger in which the Reference Company is the continuing entity and which does not result in any such reclassification or change of all outstanding Shares of such Reference Company) or (iii) other take-over offer for the Shares of any Reference Company that results in a transfer of or an irrevocable commitment to transfer all such Shares (other than Shares owned or controlled by the offeror), in each case if the Merger Date is on or before the Valuation Date; and

"**Nationalisation**" means that all Shares of a Reference Company or all the assets or substantially all the assets of a Reference Company are nationalised, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

If a Potential Termination Event occurs in relation to any Share, the Calculation Agent (or, in the case of (ii) below, the Issuer) in its sole and absolute discretion may take the action described in (i) or (ii) below:-

(i) determine in its sole and absolute discretion the appropriate adjustment, if any, to be made to the Index Linked Bond Provisions and/or any other variable relevant to the calculation thereof and/or any of the other terms of these Conditions to account for the Potential Termination Event and determine the effective date of that adjustment. The Calculation Agent may (but need not) determine the appropriate adjustment by reference to the adjustment in respect of the Potential Termination Event made by a Related Exchange to options on the Shares traded on that Related Exchange; or

(ii) redeem the Bonds early by giving notice to Bondholders in accordance with Condition 12. If the Bonds are so redeemed the Issuer shall pay an amount to the Bondholders on the Potential Termination Date that represents the fair market value of the Bonds taking into account the Potential Termination Event, less the cost to the Issuer of unwinding any related underlying hedging arrangements, all as determined by the Calculation Agent in its sole and absolute discretion. The Potential Termination Date shall be the date so determined by the Calculation Agent. Payment shall be made in such manner as shall be notified to the Bondholders in accordance with Condition 12.

Following the occurrence of a Potential Termination Event, the Calculation Agent shall give notice as soon as practicable to the Bondholders in accordance with Condition 12 stating the occurrence of the Potential Termination Event, giving details thereof and the action proposed to be taken in relation thereto.

Table

$Share_i$	Reference Company	Currency	Country of incorporation	Bloomberg code	Exchange	$Share_{i,Initial}$
1	Siemens	EUR	Germany	SIE GY	XETRA	59.10
2	Telefonica	EUR	Spain	TEF SM	SIBE	12.39
3	Total	EUR	France	FP FP	Euronext Paris	149.70
4	Royal Dutch	EUR	Netherlands	RDA NA	Euronext Amsterdam	38.31
5	Nokia	EUR	Finland	NOK1V FH	Helsinki Stock Exchange	16.58
6	Nissan	JPY	Japan	7201 JT	Tokyo Stock Exchange	1,160
7	Toyota	JPY	Japan	7203 JT	Tokyo Stock Exchange	3,690
8	Canon	JPY	Japan	7751 JT	Tokyo Stock Exchange	5,110
9	Mitsubishi Tokyo Financial	JPY	Japan	8306 JT	Tokyo Stock Exchange	965,000
10	NTT Docomo	JPY	Japan	9437 JT	Tokyo Stock Exchange	221,000
11	General Electrics	USD	USA	GE UN	NYSE	30.14
12	Microsoft	USD	USA	MSFT UQ	NASDAQ	24.61
13	Pfizer	USD	USA	PFE UN	NYSE	33.95
14	Wal-Mart Stores	USD	USA	WMT UN	NYSE	58.60
15	Exxon Mobiles	USD	USA	XOM UN	NYSE	41.50

Source: Bloomberg